Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103-2921 Tel: 215.963.5000 Fax: 215.963.5001 www.morganlewis.com

John J. O’Brien

Partner

215.963.4969

January 31, 2017

FILED AS EDGAR CORRESPONDENCE

Ms. Deborah Skeens

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:                             Response letter to comments on Post-Effective Amendment No. 99 to the Registration Statement of SEI Institutional Investments Trust (File Nos. 033-58041 and 811-07257)

Dear Ms. Skeens:

On behalf of our client, SEI Institutional Investments Trust (the “Trust” or “SIIT”), this letter responds to the comments you provided via telephone on December 21, 2016, regarding the Trust’s Post-Effective Amendment No. 99, under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 100, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its Registration Statement filed with the SEC on November 18, 2016 pursuant to Rule 485(a)(2) under the 1933 Act (the “Amendment”), for the purpose of adding a new fund, the World Select Equity Fund (the “Fund”). As indicated in the Amendment, SEI Investments Management Corporation (the “Adviser”) will serve as investment adviser to the Fund. Below, we have briefly summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

General

1.                                      Comment.                                      We note that many sections of the Prospectus and SAI are marked with brackets or “to be updated.”  Please note that if any material changes to any of these sections may have to be done in a filing made pursuant to Rule 485(a) under the 1933 Act.

Response.                                         We understand and acknowledge that material changes require a filing made pursuant to Rule 485(a) under the 1933 Act. We do not believe any of the changes to the information that was bracketed in the Trust’s December 21, 2016 filing would require a Rule 485(a) filing.

2.                                      Comment.                                      We note that both the Prospectus and SAI contain information that appear not to apply specifically to the Fund.  Please make any revisions necessary to ensure that the Prospectus and SAI include only information relevant to the Fund.

Response.                                         In response to your comment, we have removed any information that does not apply to the Fund. Certain information was included in the filing made on December 21, 2016 that would normally be included in the full statutory prospectus covering all series of the Trust. We have removed this information where appropriate.

3.                                      Comment.                                      Please confirm supplementally that EDGAR series and class identifiers will be filed by amendment prior to the Fund going effective.

Response.                                         The Trust confirms that the Trust’s EDGAR series and class identifiers will be revised to include the Fund’s series and class identifiers at or before the time of the Rule 485(b) filing to be made with respect to the Fund.

4.                                      Comment.                                      Please confirm supplementally that all required information, including all exhibits, will be filed by amendment prior to the effective date of this PEA.

Response.                                         The Trust confirms that all required information, including all exhibits, will be filed by amendment to the Trust’s registration statement prior to or as part of the Rule 485(b) filing to be made with respect to the Fund.

Prospectus

5.                                      Comment.                                      With respect to the section titled “Information About Fee Waivers,” the Fund references Acquired Fund Fees and Expenses (“AFFE”) but does not do so earlier in the Annual Fund Operating Expenses table in the Fund’s summary section.  If AFFE exceeds 0.01% of average net assets of the Fund, please disclose them as a separate line item.  If they are less, please confirm supplementally that they are included in Other Expenses.

Response.                                         The Trust confirms that AFFE are expected to be less than 0.01% of the Fund’s average net assets and, accordingly, they have been included within the calculation of “Other Expenses” in the Fund’s fee table and have not been provided as a separate line item.

6.                                      Comment.                                      In the Expense Example, please replace “redeem all of your shares” with “either redeem or hold all of your shares.”

Response.                                         We respectfully decline to make the requested change. The language of the Expense Example in Form N-1A states “then redeem all of your shares,” consistent with how the Fund’s disclosure has been drafted. Pursuant to Instruction 4(f) to Item 3 of Form N-1A, information about expenses incurred if shares are not redeemed only needs to be included if a sales charge (load) or other fee is charged upon redemption.  Because the Fund will not charge a load or other redemption fee, this information is not required.

7.                                      Comment.                                      Because the name of the Fund includes “World,” please expressly describe how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world, in accordance with footnote 42 in the Adopting Release for Rule 35d-1 under the 1940 Act (Investment Company Act Release No. 24,828 (Jan. 17, 2001)). For example, per staff position, the Fund could include a policy that the Fund, under normal market conditions, will invest at least 40% of its assets (30% if market conditions are not favorable) in companies organized or located outside the United States. Such a level of investment would be considered “significant” for the purposes of Rule 35d-1.

Response.                                         Footnote 42 in the Adopting Release states: “The terms ‘international’ and ‘global,’ . . . connote diversification among investments in a number of different countries throughout the world, and ‘international’ and ‘global’ funds will not be subject to [Rule 35d-1]. We would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” Citing Footnote 42, the SEC staff’s Frequently Asked Questions about Rule 35d-1 states: “a fund that has a name containing both the term ‘global’ or ‘international,’ and a term that suggests that the fund focuses its investments in a particular type of investment, e.g., ‘fixed income,’ will be expected to comply with the 80% investment requirement with respect to the latter term.”

Because the SEC and staff guidance makes it clear that the Fund is required to implement an 80% policy with respect to the term “equity,” the Fund has adopted the following non-fundamental policy: “Under normal circumstances, the Fund will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities of U.S. and foreign companies of all capitalization ranges.” As permitted under paragraph (a)(2)(ii) of Rule 35d-1, the Fund would provide shareholders with at least 60 days’ prior notice of any change to this policy.  In addition, although not required by Rule 35d-1 or any formal guidance from the SEC or its staff, the Fund will disclose in its principal investment strategy that it expects, under normal market conditions, to invest at least 40% of its assets in the securities of companies that are tied economically to at least three countries outside the U.S.  The Fund notes the SEC staff’s position that for purposes of Rule 35d-1, a fund may treat a company domiciled, incorporated, organized, headquartered or located and/or principally traded in the U.S. as tied economically to a country or countries outside the U.S., if the fund demonstrates to the SEC staff that the company (A) derives at least 50% of its revenues or profits from goods produced or sold, investment made, or services performed in the country or countries outside the U.S., or (B) has at least 50% of its assets in that country or countries.

8.                                      Comment.                                      We note that the Fund frequently uses the word “may” when discussing investments. If the Fund does not currently intend to make these kinds of investments, please delete from the Fund’s principal investment strategies. Otherwise please change references to “may” so that they convey a more positive intent to invest.

Response.                                         In response to your comment, we have revised the Fund’s principal investment strategy to remove references to “may,” and, where appropriate, replace them with words that convey a more definitive intent.

9.                                      Comment.                                      The Principle Investment Strategy discusses preferred stocks and depositary receipts. If such investments are a principal strategy of the Fund, then staff would expect to see principal risk disclosure for these types of investments.

Response.                                         In response to your comment, we have revised the Fund’s Item 4 and Item 9 disclosure with respect to preferred stocks. The Fund already included Item 4 and Item 9 disclosure regarding depositary receipts.

10.                               Comment.                                      Please confirm supplementally that when investing in exchange-traded funds (ETFs), the Fund will consider the concentration of the underlying funds for purposes of the 80% policy.

Response.                                         In general, the Fund will not look through to the holdings of any investment companies held by the Fund for purposes of determining compliance with its investment restrictions. The Fund notes, however, that because it will limit its investments in other investment companies to those investment companies that have adopted similar investment strategies and restrictions, investments in such investment companies generally will not cause a Fund to violate its own 80% policy.

11.                               Comment.                                      Please state in the Fund’s Item 9 disclosure that the Fund will value derivatives on a mark-to-market basis for purposes of complying with its 80% test.

Response.                                         The SEC did not provide definitive guidance as to how to calculate the asset value of derivatives when it adopted Rule 35d-1.  Although the Fund will typically count derivatives for purposes of its 80% names rule test using such derivative instrument’s market value, the Fund may use notional value where appropriate. For example, the Fund could value interest rate swaps, credit default swaps in which the Fund is buying protection, options on swaps, and Eurodollar futures at market value because the exposure provided by these instruments is not equal to the full notional value of the derivative, but could use notional value for futures, forwards, total return swaps, and credit default swaps in which the Fund is selling protection, because the Fund’s exposure to the underlying asset is equal to the notional value.

12.                               Comment.                                      Please confirm that the Fund’s derivatives disclosure in both its principal investment strategies and principal risks is consistent with the observations of the SEC Staff with respect to derivatives-related disclosure by investment companies set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management of the U.S. Securities and Exchange Commission to Karrie McMillan, General Counsel, Investment Company Institute (“Miller Letter”), dated July 30, 2010.

Response.                                         In response to your comment, we have reviewed the Fund’s disclosure against the observations set forth in the Miller Letter and believe the Fund’s current disclosure to be consistent with the principles set forth in the Miller Letter.

13.                               Comment.                                      The Fund’s risk disclosure indicates that it will invest in securities denominated in both U.S. dollars and foreign currencies. Please indicate this in the principal investment strategy as well.

Response.                                         In response to your comment, we have added this disclosure to the Fund’s principal investment strategy.

14.                               Comment.                                      Please clarify whether the Fund will be diversified or non-diversified.

Response.                                         The Fund will be diversified. We have clarified this, where appropriate, throughout the Fund’s prospectus and SAI, including the Fund’s Item 16 disclosure.

15.                               Comment.                                      We note the last sentence of the principal investment strategy indicates the Fund will buy and sell assets frequently. If that is the case, please add portfolio turnover risk to the Fund’s principal risk disclosure.

Response.                                         In response to your comment, we have added portfolio turnover risk to the Fund’s principal risk disclosure.

16.                               Comment.                                      The Fund’s Prospectus states that Fund shares may be sold through banks.  As such, please provide the related disclosure provided in Item 4(b)(1)(iii) of Form N-1A.

Response.                                         Although the Fund does not expect to be advised by or sold through any affiliated insured depository institution, we have nonetheless added this information to the Fund’s Item 4 disclosure.

17.                               Comment.                                      Please supplementally advise the staff which broad-based index the Fund will use to track the Fund’s performance.

Response.                                         The Fund currently expects to use the MSCI All Country World Index (“ACWI”) as a performance benchmark. The ACWI currently is composed of both developed and emerging markets and includes 46 total countries (23 developed markets and 23 emerging markets).

18.                               Comment.                                      Please confirm supplementally that the Annual Fund Operating Expenses table has been prepared in accordance with the requirements of Form N-1A as to the inclusion or omission, as appropriate, of any expected fees or imputed expenses resulting from short sales.

Response.                                         The Fund confirms that the Annual Fund Operating Expenses table has been prepared in accordance with the requirements of Form N-1A.

19.                               Comment.                                      Please provide more detail in the Item 9 disclosure regarding the strategies and risk that apply to this Fund.

Response.                                         In response to your comments, we have revised the Fund’s Item 4, Item 9 and Item 16 disclosure as we believe appropriate and consistent with the disclosure of other funds in the SEI Funds complex.

Statement of Additional Information

20.                               Comment.                                      Please note that because this filing goes effective after December 31, 2016, all information required to be as of fiscal year end should be updated in a 485(b) filing prior to the effective date.

Response.                                         The Trust confirms that all such information will be updated as required by Form N-1A.

21.                               Comment.                                      With regard to the Fund’s discussion of asset segregation when entering into swaps, please add the phrase “and SEC staff positions on asset segregation” immediately following “as required by the 1940 Act.”

Response.                                         In response to your comment, the Fund has added this disclosure to the SAI.

22.                               Comment.                                      With regard to the Master/Feeder Option, please explain your legal basis for implementing this change through a vote of initial shareholders, rather than through a vote of shareholders after the Fund becomes operational. Please clarify, supplementally, whether there are currently any plans for the Fund to implement this change. Additionally, please include prominent disclosure of this option in the Prospectus.

Response.                                         The Trust currently has no intention of implementing this change. If and when the Trust determines to implement the Master/Feeder Option, it will assess as such time what notice and consent requirements would be required.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien
John J. O’Brien